LogicMark, Inc.

2801 Diode Lane

Louisville, KY 40299

January 20, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trades & Services

100 F Street, NE

Washington D.C. 20549

RE:	LogicMark, Inc.
File No. 333-268688
Registration Statement on Form S-1, as amended
Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on January 18, 2023, in which we requested the acceleration of the effective date of the above-referenced registration statement for Thursday, January 19, 2023 at 5:00 p.m. Eastern Time or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such registration statement be declared effective at such time and we hereby formally withdraw such request for acceleration of this effective date.

Sincerely,

LogicMark, Inc.

By:	/s/ Chia-Lin Simmons
Chia-Lin Simmons
Chief Executive Officer

cc:	Mark Archer, LogicMark, Inc.
David E. Danovitch, Sullivan & Worcester LLP
Michael DeDonato, Sullivan & Worcester LLP